Exhibit 99.1

LAKE SHORE GOLD REPORTS CONTINUED DRILLING SUCCESS AT 144 GAP, DISCOVERS NEW GOLD MINERALIZATION AT 144 SOUTH

•	First underground hole into western portion of 144 Gap Zone intersects 6.85 gpt/59.2 m
•
Additional underground delineation holes in northeast portion of 144 Gap Zone intersect 79.52 gpt/8.3m, 10.91 gpt/11.9 m, 5.19 gpt/13.3 m, 5.29 gpt/18.1 m, 5.36 gpt/ 28.1 m, 6.98 gpt/36.1 m, 6.05 gpt/31.5 m, 11.64 gpt/8.9 m and 4.39 gpt/37.9 m.

•
Surface delineation holes targeting top portion of 144 Gap Zone intersect 12.13 gpt/13.8 m, 6.58 gpt/28.1 m, 5.76 gpt/24.5 m, 4.96 gpt/20.4, 4.78 gpt/13.9 m, 4.06 gpt/21.7 m, 4.29 gpt/15.1 m, 4.78 gpt/13.0 m and 3.23 gpt/ 16.9 m

•
Surface drilling at 144 South discovers new zones of gold mineralization 450 metres below and northeast of previous drilling (Key intercepts: 3.11 gpt/19.1 m, 5.38 gpt/3.6 m, 4.27 gpt/7.3 m, and 9.59 gpt/ 3.0 m)

TORONTO, ONTARIO -- (Marketwired – October 28, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results from 60 holes and 11 wedge cuts (39,050 metres) of new surface and underground drilling at the 144 Trend. Of the holes being reported, 40 holes and nine wedge holes (13,945 metres) were completed as part of a detailed delineation program at the 144 Gap Zone designed to gain information in support of establishing a first resource estimate by early in 2016. Of the 40 holes, 39 holes (7,165 metres) were from underground drills working off the now completed exploration drift from Thunder Creek into the 144 Gap area, while one hole and nine wedge holes (6,780 metres) were drilled from surface.  The remaining holes include 20 surface holes and two wedge holes (25,438 metres) were drilled mainly at the 144 Gap SW Zone and 144 South in order to advance the company’s geological model and evaluate potential new targets for exploration to the southwest of the 144 Gap Zone.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s drill results are very significant and include additional high-grade intercepts from delineation drilling at the 144 Gap Zone and the discovery of new zones of mineralization at 144 South, approximately 1.6 km further away. As with our initial underground drill results in the 144 Gap area released in September, the holes released today are similar to, and in some cases better than, the results from earlier surface drilling in the same areas. We are also very pleased with initial results from our surface exploration program, which continues to demonstrate our ability to identify new zones of gold mineralization as we move to the southwest from the 144 Gap Zone and highlights the considerable potential of the 144 Trend to host multiple gold deposits. With our exploration drift completed, we now have six underground drills operating at the 144 Gap Zone and remain on track to achieve our objective of releasing a first resource early in 2016.”

Among significant results received from new underground delineation holes (see Table 1.) that were collared from the recently completed exploration drift from Thunder Creek were 6.85 gpt/ 59.2 metres (“m”) from HW820-055 (see Figures 3 and 4). This hole represents the first hole drilled from underground to test the western portion of the 144 Gap Zone. Results also included 79.52 gpt/8.3 m, including 1000 gpt/0.6 m in HW820-16, 26.09 gpt/7.8 m in HW820-10, 5.29 gpt/18.1 m and 5.97 gpt/17.7 m in HW820-13, 5.36 gpt/28.1 m in HW820-18, 11.64 gpt/8.9 m and 6.98 gpt/36.1 m in HW820-19, 6.05 gpt/31.5 m in HW82-31 and 10.91 gpt/11.9 m, 5.19 gpt/13.3 m and 4.15 gpt/19.5 m in  HW820-020 (see Figures 3 and 5). These additional holes were drilled near the east portion of the 144 Gap Zone between the 700 and 950 metre levels in order to follow up on initial results from underground drilling announced on September 16, 2015 (see press release entitled “Lake Shore Gold Reports High-Grade Intersections From Initial Underground Drilling at 144 Gap Zone.”)

Among significant results from surface delineation drilling to date (see Table 2.) are 12.13 gpt/13.8 m in Hwy-15-94W2, 6.58 gpt/28.1 m in Hwy-15-48W3, 4.78 gpt/13.0 m in Hwy-15-84W2, 5.76 gpt/24.5 m and 4.78 gpt/13.9 m in Hwy-15-87W3, 4.96 gpt/20.4m and 8.47 gpt/5.3m in Hwy-15-84W4, 4.06 gpt/21.7 m and 4.29 gpt/15.1 m in Hwy-15-94W1 and 3.23 gpt/16.9 m in Hwy-15-106W1. The new holes were drilled to test a 150 metre strike length on the west portion of the 144 Gap Zone between the 450 and 700 metre levels.

An additional 20 surface holes and two wedge holes were drilled mainly at the 144 Gap SW Zone and 144 South to advance the Company’s geological model to the Southwest of the 144 Gap Zone. Results at both locations were successful and indicated similar rock types to those found at the 144 Gap Zone. In addition, results at 144 South included the identification of new zones of gold mineralization. Among the results at 144 South are 3.11 gpt/19.1 m, 5.38 gpt/3.6 m, 5.30 gpt/2.7 m and 4.22 gpt/2.7 m in Hwy-15-142, 4.27 gpt/7.3 m in Hwy-15-142W2 and 9.59 gpt/3.0 m in Hwy-15-148. Intersections from these holes are located approximately 100 to 200 metres northeast and 450 metres below previously reported results from Hwy-12-45 and Hwy-11-28 (see press release dated January 21, 2013).

Interpretation of drill results from the 144 Gap Zone continues to suggest that the zone is closely associated with a broad zone of hydrothermal alteration and deformation measuring up to 100 m wide containing multiple syenite porphyry intrusions and quartz veining, with pyrite, scheelite, galena and visible gold. Based on results received to date, the 144 Gap Zone is confirmed to have minimum strike and dip lengths of 400 m. The results from new drilling at 144 South indicate the presence of similar rock types, alteration and mineralization at distances up to 1.6 km to the southwest of the 144 Gap at elevations above the new 820 exploration drift.

Qualified Person
The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the 144 is Eric Kallio, Senior Vice-President Exploration, P.Geo. Mr. Kallio, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Quality Control
Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish.  Select zones with visible gold are tested by pulp metallic analysis. NQ size surface drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. BQ size underground drill core is either saw cut or whole core sampled. The drill core is transported in security sealed bags for preparation to the ALS Minerals analytical facility located in Val d’Or Quebec for fire assay.  This ALS Minerals facility is registered ISO 9001-2008 (CERT-0051527) and is SCC ISO/IEC 17025:2005 Accredited (#689). Most underground drill core is analyzed by Activation Laboratories Ltd. (Actlabs) in Timmins, Ontario.  Actlabs is an ISO/IEC 17025:2005 Accredited laboratory.

About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298

Table 1. New Drilling Results – Underground Holes

Hole	Depth	Section			From	To	Interval	Grade
Number	(m)				(m)	(m)	(m)	(gpt)	Comments
HW820-010	108	8825	N
					63.0	70.8	7.80	26.09	VG Noted
				incl.	67.0	70.8	3.80	48.56
					81.0	89.8	8.80	3.22
				incl.	81.0	81.5	0.50	27.80
HW820-013	144	8825	N
					64.0	82.1	18.10	5.29	VG Noted
				incl.	77.7	80.6	2.90	13.56
					101.9	119.6	17.70	5.97
				incl.	104.0	106.1	2.10	12.22	VG Noted
HW820-014	231	8825	N
					69.4	73.7	4.30	3.20
					170.8	172.0	1.20	7.63
HW820-016	250	8875	N
					107.7	116.0	8.30	79.52
				incl.	107.7	108.3	0.60	1000.00	VG Noted
					126.2	136.2	10.00	5.81	VG Noted
					142.0	154.6	12.60	3.36
				incl.	153.8	154.6	0.80	20.20	VG Noted
					167.6	175.1	7.50	4.99
				incl.	170.5	172.8	2.30	11.95
HW820-017	252	8875	N
					86.8	91.2	4.40	11.10
				incl.	88.5	89.5	1.00	32.90	VG Noted
					127.6	143.6	16.00	4.66
				incl.	142.5	143.6	1.10	24.01	VG Noted
HW820-018	252	8875	N
					127.9	156.0	28.10	5.36
				incl.	132.7	135.9	3.20	10.70	VG Noted
				and incl.	147.7	156.0	8.30	8.14
				which incl.	153.1	156.0	2.90	14.79
HW820-019	258	8875	N
					66.5	75.4	8.90	11.64
				incl.	66.5	67.0	0.50	118.50	VG Noted
					95.3	97.5	2.20	9.39
					112.4	148.5	36.10	6.98
				incl.	112.4	113.4	1.00	114.78	VG Noted
				and incl.	135.2	137.0	1.80	27.70	VG Noted
					180.0	188.4	8.40	4.35
				which incl.	187.8	188.4	0.60	22.40

Hole	Depth	Section			From	To	Interval	Grade
Number	(m)				(m)	(m)	(m)	(gpt)	Comments
HW820-020	270	8875	N
					71.7	74.6	2.90	4.61
					113.2	132.7	19.50	4.15
				incl.	118.7	119.7	1.00	42.20	VG Noted
					140.4	153.7	13.30	5.19
					191.1	203.0	11.90	10.91
HW820-022	168	8775	N
					64.3	66.3	2.00	18.95
HW820-024	195	8775	N
					66.7	70.2	3.50	15.02
				incl.	66.7	67.4	0.70	64.10	VG Noted
HW820-026	192	8775	N
					147.3	149.7	2.40	27.30
				incl.	149.2	149.7	0.50	131.00	VG Noted
HW820-029	220	8775	N
					124.7	129.0	4.30	4.66
				incl.	127.1	129.0	1.90	9.54
HW820-030	222	8775	N
					103.5	106.0	2.50	27.62
HW820-031	201	8825	N
					72.6	80.7	8.10	3.14
				incl.	80.1	80.7	0.60	28.60
					97.3	128.8	31.50	6.05
				incl.	99.3	105.2	5.90	15.90
				which incl.	103.2	105.2	2.00	41.55
				and incl.	126.8	128.8	2.00	15.40
HW820-032	201	8825	N
					51.7	58.1	6.40	2.54
					62.5	66.1	3.60	4.06
					79.0	84.2	5.20	3.20
HW820-033	201	8825	N
					57.5	59.0	1.50	4.20
					81.5	84.3	2.80	6.42
HW820-034	221	8725	N
					110.5	111.5	1.00	6.32
					195.0	197.7	2.70	16.84
HW820-035	225	8725	N
					104.0	106.0	2.00	5.29
					182.2	184.3	2.10	21.41	VG Noted
HW820-037	252	8725	N
					134.4	139.7	5.30	3.49
					208.6	216.0	7.40	5.44
				incl.	208.6	210.4	1.80	18.36

HW820-051	342	8875	N
					119.7	128.1	8.40	6.03
				incl.	119.7	120.3	0.60	69.80	VG Noted
					140.9	143.6	2.70	5.50
HW820-052	270	8875	N
					77.9	89.8	11.90	5.72
					95.3	115.8	20.50	4.73	VG Noted
					127.7	140.4	12.70	3.98
				incl.	137.4	140.4	3.00	9.34
					152.4	168.2	15.80	3.33
				incl.	152.4	154.0	1.60	14.22	VG Noted
					213.4	217.5	4.10	3.06
					237.9	247.3	9.40	6.10
HW820-053	300	8825	N
					92.0	103.0	11.00	7.35
				incl.	92.0	93.5	1.50	24.87	VG Noted
				and incl.	101.9	102.5	0.60	35.60	VG Noted
					128.0	131.0	3.00	4.51
HW820-054	300	8825	N
					112.7	115.7	3.0	3.08
					130.1	134.7	4.6	6.48
					144.7	154.8	10.1	5.30
HW820-055	258	8575	N
					107.4	166.6	59.20	6.85
				incl.	117.1	119.6	2.50	22.51	VG Noted
				and incl.	139.3	140.0	0.70	140.00	VG Noted
				and incl.	147.6	151.5	3.90	18.95

Notes:

1)	True Widths are not reported at this time.
2)	Assay reports are reported uncut.
3)	The following generated low assays values:HW820-001, HW820-011, HW820-015, HW820-021, HW-820-23, HW820-025, HW820-27, HW820-028, HW830-036.

Table 2. New Drilling Results – Surface Holes

Hole	Depth	Section		From	To	Interval	Grade	Comments
Number	(m)			(m)	(m)	(m)	(gpt)
HWY-15-130	1104	8250
SW Zone				869.5	872	2.50	4.27
			incl.	870.5	871	0.50	20.90
HWY-15-135	1125	8300
SW Zone				853.3	854.3	1.00	6.72
HWY-15-137	1198	8125
SW Zone				919.4	921.9	2.50	4.06
			incl.	920.9	921.9	1.00	9.94
HWY-15-140	1449	7200
144-South				1004	1005.5	1.50	5.30
HWY-15-142	1215	7100
144-South				848.1	849.1	1.00	5.06
				861.5	880.6	19.10	3.11	VG
			incl.	865	865.5	0.50	30.50
				896	897.2	1.20	4.24
				911.4	915	3.60	5.38	VG
				945.7	948.4	2.70	5.30
				952.8	955.5	2.70	4.22
HWY-15-142W2	1210	7100
144-South	819m beyond wedge			906	909.8	3.80	3.82	VG
				928.6	935.9	7.30	4.27
			incl.	932.9	933.4	0.50	26.90
HWY-15-143	1199	8325
SW Zone				895.6	906	10.4	3.19
				931.2	935.4	4.2	3.71
				963.7	965.7	2.00	3.21
HWY-15-145	1201	7150
144-South				901.3	902.7	1.40	5.93
				919.4	921.4	1.50	5.35
				939.8	941	1.20	4.29
				946.1	949.2	3.10	4.27
HWY-15-145W1	1170	7150
144-South	773m beyond wedge			912.5	914	1.50	3.71

Hole	Depth	Section		From	To	Interval	Grade	Comments
Number	(m)			(m)	(m)	(m)	(gpt)
HWY-15-146	1237	8325
SW Zone				982.8	986.4	3.60	3.10
				1003.1	1004.3	1.20	4.91
				1021	1024	3.00	6.07
			incl.	1023	1024	1.00	14.9
HWY-15-147	1165	7100
144-South				896.3	900.1	3.80	3.19
				952.8	954	1.20	6.43
HWY-15-148	1236	7050
144-South				936	939	3.00	9.59
HWY-15-150	1089	7100
144-South				669.9	671	1.10	4.46
HWY-14-48W3	1144	8650
144-GAP	595m beyond wedge			810.9	813.5	2.60	8.07
			incl.	811.8	812.5	0.70	23.30
				817.7	819.7	2.00	10.71	VG
			incl.	819.1	819.7	0.60	31.60
				827	829	2.00	13.38
				861.3	863.5	2.20	4.28	VG
				869.3	871	1.70	5.21	VG
				883.9	912	28.10	6.58	VG
			incl.	895.6	897.1	1.50	27.83
			incl.	907	908	1.00	37.30
				915.8	917.8	2.00	4.78
				934	937.8	3.80	10.73
			incl.	934	935.5	1.50	19.90
HWY-14-48W4	1105	8650
144-GAP	637m			815	828	13.00	3.02
	beyond wedge		incl.	826.7	828	1.30	7.39
				843.3	844.4	1.10	6.82	VG
				898	899	1.00	12.30
				922.5	925.8	3.30	4.34	VG

Hole	Depth	Section		From	To	Interval	Grade	Comments
Number	(m)			(m)	(m)	(m)	(gpt)
HWY-15-84W2	1066	8625
144-GAP	576m beyond wedge			749	751.7	2.70	11.19	Veins + VG
			incl.	750.6	751.7	1.10	23.84
				781	794	13.00	4.78
			incl.	789.9	792.1	2.20	9.13
				815	840	25.00	2.65	VG
			incl.	815	820	5.00	4.09
				894.2	895.9	1.50	5.93
				1045.1	1046.5	1.40	5.92
HWY-15-84W4	997	8625
	478m beyond wedge			751.9	755	3.10	5.00
				813	833.4	20.40	4.96	VG
			incl.	819.7	820.2	0.50	96.00
				834.9	840.2	5.30	8.47	VG
			incl.	836.4	836.9	0.50	18.95
				861	863	2.00	19.66
			incl.	862	863	1.00	38.70
				878	882.4	4.40	3.58	VG
				889.5	891.7	2.20	8.71	VG
			incl.	891.2	891.7	0.50	26.50
HWY-15-87W3	1002	8625
144-GAP	623m beyond wedge			812.4	826.3	13.90	4.78
			incl.	818.2	820	1.80	17.9
				849.9	873	24.50	5.76
			incl.	849.9	850.9	1.00	48.60
			incl.	870	870.5	0.50	37.40
HWY-15-94W1	1093	8600
144-GAP	577m beyond wedge			810.4	825.5	15.10	4.29
			incl.	821	821.7	0.70	19.50
			incl.	825	825.5	0.50	37.10
				842.1	863.8	21.70	4.06	VG
			incl.	846.9	847.8	0.90	15.35

Hole	Depth	Section		From	To	Interval	Grade	Comments
Number	(m)			(m)	(m)	(m)	(gpt)
HWY-15-94W2	1031	8600
144-GAP	632m beyond wedge			800.4	804.4	4.00	5.02
				829.9	843.7	13.80	12.13	VG
			incl.	829.9	834.5	4.60	26.61
				872	874.8	2.80	4.39	VG
				895.8	897.7	1.90	8.12
HWY-15-106W1	1044	8600
144-GAP	544m beyond wedge			784.8	792.7	7.90	4.39
			incl.	792.2	792.7	0.50	27.40
				797.7	798.7	1.00	6.47
				816.4	817.9	1.50	4.70
				834.2	851.1	16.90	3.23
			incl.	834.2	835.7	1.50	13.05

HWY-15-106W2	978	8600
144-GAP	578m beyond wedge			724	725.3	1.30	8.42
				819.9	828.1	8.20	4.70
			incl.	827.1	828.1	1.00	20.70
				851.5	853.5	2.00	11.29
			incl.	852.2	852.7	0.50	29.60

Notes:
1)	HWY-15-84W1 (54m drilled), HWY-15-84W3 (219m drilled), HWY-15-87W2 (167m drilled), and HWY-15-142W1 (3m drilled) were terminated prior to target, due to wedge installation difficulties.
2)
The following holes generated low assay values: HWY-15-120 (1540m), HWY-15-131 (1119m), HWY-15-133 (1215m), HWY-15-136 (1035m), HWY-15-138 (1122m), HWY-15-139 (1376m), HWY-15-141 (1297), HWY-15-144 (1254m), HWY-15-149 (1167m), and HWY-15-151 (1043m).

3)	Results from HWY-15-132 and HWY-15-134 were reported earlier.
4)	Assays are reported uncut.
5)	True Widths are not reported at this time.
6)	Section number determined by Collar Location.

Figure 1. Plan View – Key Drilling Targets and Geology at Timmins West Complex

Figure 2. Level Plan – Surface Exploration Results

Figure 3. Plan View – 144 Gap Zone showing new underground drill holes

Figure 4. Cross Section (8575E) – New Drill Holes – Western Portion of 144 Gap Zone

Figure 5. Cross Section (8875E) – New Drill Holes – Northeast Portion of 144 Gap Zone